                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934

                               Zapata Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title and Class of Securities)

                                    989070602
                                 (CUSIP Number)

                                WL Ross & Co. LLC
                              600 Lexington Avenue
                            New York, New York 10022
                           Attention: David H. Storper
                        Facsimile Number: (212) 317-4892
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 2 OF 13 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WL Ross & Co. LLC (1)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          10,073,112 (1) (2)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,073,112 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (together, the "Funds"). The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross and Co., LLC is the investment advisor, of WLR Recovery Associates II LLC. The general partner of WLR Recovery Fund III, L.P. is WLR Recovery Associates III LLC. Wilbur
     L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, the Funds, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting power over the shares beneficially owned directly by the Funds.

(2) Limited voting power was granted for the sole purpose of shareholder approval of the Stock Purchase Agreement, dated as of September 23, 2005 (as amended September 26, 2005), by and among the Funds and Zapata Corporation ("Zapata"), which provides for the sale by Zapata to the Funds of all of Zapata's shares of capital stock of Safety Components International, Inc. See Items 4 and 6.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 3 OF 13 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Fund II, L.P. (1)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          10,073,112 (1) (2)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,073,112 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. (the "Fund"). The general partner of the Fund is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates II LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting power over the shares beneficially owned directly by the Fund.

(2) Limited voting power was granted for the sole purpose of shareholder approval of the Stock Purchase Agreement, dated as of September 23, 2005 (as amended September 26, 2005), by and among the Funds and Zapata Corporation ("Zapata"), which provides for the sale by Zapata to the Funds of all of Zapata's shares of capital stock of Safety Components International, Inc. See Items 4 and 6.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 4 OF 13 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Fund III, L.P. (1)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          10,073,112 (1) (2)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,073,112 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) The shares are beneficially owned directly by WLR Recovery Fund III, L.P. (the "Fund"). The general partner of the Fund is WLR Recovery Associates III LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting power over the shares beneficially owned directly by the Fund.

(2) Limited voting power was granted for the sole purpose of shareholder approval of the Stock Purchase Agreement, dated as of September 23, 2005 (as amended September 26, 2005), by and among the Funds and Zapata Corporation ("Zapata"), which provides for the sale by Zapata to the Funds of all of Zapata's shares of capital stock of Safety Components International, Inc. See Items 4 and 6.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 5 OF 13 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Associates II LLC (1)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          10,073,112 (1) (2)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,073,112 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------

(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. (the "Fund") The general partner of the Fund is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates II LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting power over the shares beneficially owned directly by the Fund.

(2) Limited voting power was granted for the sole purpose of shareholder approval of the Stock Purchase Agreement, dated as of September 23, 2005 (as amended September 26, 2005), by and among the Funds and Zapata Corporation ("Zapata"), which provides for the sale by Zapata to the Funds of all of Zapata's shares of capital stock of Safety Components International, Inc. See Items 4 and 6.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 6 OF 13 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WLR Recovery Associates III LLC (1)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          10,073,112 (1) (2)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,073,112 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

(1) The shares are beneficially owned directly by WLR Recovery Fund III, L.P. (the "Fund"). The general partner of the Fund is WLR Recovery Associates III LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting power over the shares beneficially owned directly by the Fund.

(2) Limited voting power was granted for the sole purpose of shareholder approval of the Stock Purchase Agreement, dated as of September 23, 2005 (as amended September 26, 2005), by and among the Funds and Zapata Corporation ("Zapata"), which provides for the sale by Zapata to the Funds of all of Zapata's shares of capital stock of Safety Components International, Inc. See Items 4 and 6.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 7 OF 13 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilbur L. Ross (1)

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not applicable.

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                        -0-

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          10,073,112 (1) (2)
    OWNED BY
 EACH REPORTING    -------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER

                        -0-

                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,073,112 (1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (together, the "Funds"). The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross and Co., LLC is the investment advisor, of WLR Recovery Associates II LLC. The general partner of WLR Recovery Fund III, L.P. is WLR Recovery Associates III LLC. Wilbur
     L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting power over the shares beneficially owned directly by the Funds.

(2) Limited voting power was granted for the sole purpose of shareholder approval of the Stock Purchase Agreement, dated as of September 23, 2005 (as amended September 26, 2005), by and among the Funds and Zapata Corporation ("Zapata"), which provides for the sale by Zapata to the Funds of all of Zapata's shares of capital stock of Safety Components International, Inc. See Items 4 and 6.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 8 OF 13 PAGES
-------------------                                           ------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Zapata Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 100 Meridian Centre, Suite 350, Rochester, NY 14618.

ITEM 2. IDENTITY AND BACKGROUND.

(a)  Names of Persons Filing:

     1.   WL Ross & Co. LLC

     2.   WLR Recovery Fund II, L.P.

     3.   WLR Recovery Fund III, L.P.

     4.   WLR Recovery Associates II LLC

     5.   WLR Recovery Associates III LLC

     6.   Wilbur L. Ross, Jr.

(Each person listed above is a "Reporting Person" and collectively "Reporting Persons")

(b)  Address of principal business office for each of the Reporting Persons is:

     600 Lexington Avenue, 19th Floor
     New York, New York 10022

(c) The principal occupation of each of the Reporting Persons is that of investment advisor.

(d) - (e) None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship

     See Item 6 of each cover page.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Voting power with respect to the Common Stock is being granted with respect to shareholder approval of a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 23, 2005 (as amended as of September 26,
2005), by and among WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P. (together, the "Purchaser") and the Issuer, which provides for the sale by the Issuer to the Purchaser of all of the shares of capital stock of Safety Components International, Inc. beneficially owned by the Issuer (the "Safety Components Shares"), subject to the terms and conditions set forth in the Purchase Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

-------------------                                           ------------------
CUSIP NO. 989070602               SCHEDULE 13D                PAGE 9 OF 13 PAGES
-------------------                                           ------------------

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) To the knowledge of the undersigned, Malcolm Glazer Family Limited Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Malcolm Glazer Family Limited Partnership, a stockholder (the "Selling Stockholder") of the Issuer, has irrevocably (to the fullest extent permitted by applicable law) appointed and constituted those officers of the Purchaser (collectively, the "Proxyholders"), the agents, attorneys and proxies of the Selling Stockholder, with full power of substitution and resubstitution, to the fullest extent of the Selling Stockholder's rights with respect to the shares covered by this Schedule 13D.

     Limited voting power was granted for a specific purpose. The Proxyholders are empowered, and may exercise the proxy to vote the shares covered by this
Schedule 13D at any time at any and every meeting called, and in any action taken by the written consent of the stockholders of the Issuer without a meeting, in favor of the sale of the Safety Components Shares by the Issuer to the Purchaser pursuant to the Purchase Agreement, and any action in furtherance thereof and against approval of any action, agreement or proposal made in opposition to, or in competition therewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Agreement between WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR
            Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR
            Recovery Associates III LLC and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D.

Exhibit 2   Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR
            Recovery Associates II LLC, WLR Recovery Associates III LLC and
            Wilbur L. Ross, Jr.

Exhibit 3   Voting Agreement dated September 23, 2005 among the Malcolm I.
            Glazer Family Limited Partnership and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005
            (filed as Exhibit No. 1 to Amendment No. 19 to Schedule 13D, filed by Malcolm I. Glazer Limited Partnership on October 3, 2005, which is hereby incorporated herein by reference)

Exhibit 4   Irrevocable Proxy of the Malcolm I. Glazer Family Limited
            Partnership to WLR Recovery Fund III, L.P., as amended by Amendment
            No. 1 and Joinder dated September 26, 2005 (filed as Exhibit No. 2 to Amendment No. 19 to Schedule 13D, filed by Malcolm I. Glazer
            Family Limited Partnership on October 3, 2005, which is hereby incorporated herein by reference)

-------------------                                          -------------------
CUSIP NO. 989070602               SCHEDULE 13D               PAGE 10 OF 13 PAGES
-------------------                                          -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2005

                                        WL ROSS & CO. LLC


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY FUND II, L.P.

                                        By: WLR Recovery Associates II LLC,
                                            its General Partner


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                              ts Managing Member


                                        WLR RECOVERY FUND III, L.P.

                                        By: WLR Recovery Associates III LLC,
                                            its General Partner


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY ASSOCIATES II LLC


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                        WLR RECOVERY ASSOCIATES III LLC


                                        By: /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member


                                            /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.

-------------------                                          -------------------
CUSIP NO. 989070602               SCHEDULE 13D               PAGE 11 OF 13 PAGES
-------------------                                          -------------------

                          EXHIBIT INDEX TO SCHEDULE 13D
                               ZAPATA CORPORATION

Exhibit 1   Agreement between WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR
            Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR
            Recovery Associates III LLC and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D.

Exhibit 2   Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR
            Recovery Associates II LLC, WLR Recovery Associates III LLC and
            Wilbur L. Ross, Jr.

Exhibit 3   Voting Agreement dated September 23, 2005 among the Malcolm I. Glazer
            Family Limited Partnership and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005
            (filed as Exhibit No. 1 to Amendment No. 19 to Schedule 13D, filed by Malcolm I. Glazer Limited Partnership on October 3, 2005, which is hereby incorporated herein by reference)

Exhibit 4 Irrevocable Proxy of the Malcolm I. Glazer Family Limited Partnership to WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and
            Joinder dated September 26, 2005 (filed as Exhibit No. 2 to
            Amendment No. 19 to Schedule 13D, filed by Malcolm I. Glazer Family
            Limited Partnership on October 3, 2005, which is hereby incorporated herein by reference)